

February 12, 2021

Stefan Dubs
President
Streetex Corp.
Handelstr 1
Linkenheim-Hochstetten, Germany 76351

Re: Streetex Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed February 8, 2021
File No. 333-249576

Dear Mr. Dubs:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 12, 2021 letter.

Amedment No. 2 to Registration Statement on Form S-1

Future sales by existing stockholders, page 27

1.	Please revise your disclosure to reflect the resale restrictions on existing shareholders in accordance with Rule 144(i) because you are a shell company.

You may contact Scott Anderegg at 202-551-3342 or Jacqueline Kaufman at 202-551-3797 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services